Exhibit 99.2

MARATHON PARTNERS L. P.
6 EAST 43RD STREET, 23RD FLOOR
NEW YORK, NEW YORK 10017

October 8, 2010

VIA FACSIMILE AND OVERNIGHT COURIER

Dover Motorsports, Inc.
1311 N. DuPont Highway
Dover, Delaware 19903
Attn:  Corporate Secretary

Dear Sir or Madam:

Marathon Partners L.P., a New York limited partnership (“Marathon Partners”), is the beneficial owner of 3,095,509 shares of common stock, $0.10 par value per share (the “Common Stock”), of Dover Motorsports, Inc., a Delaware corporation (the “Company”), as of the close of business on October 7, 2010.  A true and correct copy of a statement evidencing 2,995,509 shares of Common Stock of the Company beneficially owned by Marathon Partners in its brokerage account with Jeffries & Company, Inc. is included with this letter.

For purposes of this letter, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, financial analyses, board minutes or resolutions, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the members of the Company’s Board of Directors (the “Board”), the Company’s officers or other employees.

As the beneficial owner of the Shares, Marathon Partners hereby demands, pursuant to Section 220 of the Delaware General Corporation Law (“DGCL”), during the usual hours for business, to inspect the following books, records and documents of the Company and to make copies or extracts therefrom:

(a)         All Books and Records prepared, delivered or otherwise transmitted to or from any officer of the Company or member of the Board relating to any potential acquisition, sale, merger or business combination including, but not limited to, indications of interest or rejected offers, involving the Company considered by the Board since January 1, 2006, including, but not limited to, the proposed merger of the Company with Dover Downs Gaming & Entertainment, Inc. (the “Proposed Merger”);

(b)         All Books and Records relating to any communications with third-parties, including potential acquireors or acquirees, regarding any potential acquisition, sale, merger or business combination, including but not limited to indications of interest or rejected offers, involving the Company since January 1, 2006;

(c)         All Books and Records relating to the retention of financial or legal counsel by the Board, including counsel retained by the Board in relation to the Proposed Merger, since January 1, 2006; and

(d)         All Books and Records prepared by counsel delivered or otherwise transmitted to the Company’s officers or any member of the Board since January 1, 2006; and

(e)         A correct and complete copy of the current governing Bylaws of the Company.

Marathon Partners believes the approval of the Proposed Merger and the process that led to that approval by the Board violated the Board’s fiduciary duties to the Company’s stockholders and constituted waste and mismanagement.  The purpose of this demand is to allow Marathon Partners to examine the extent of the waste and mismanagement, any potential claims for breach of fiduciary duty and whether the Board was otherwise engaged in self-dealing.

To the extent required by applicable law, Marathon Partners will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.

It is requested that the information identified above be made available to the designated parties by October 15, 2010.

Marathon Partners hereby designates and authorizes Steven Wolosky, Esq. and Andrew Freedman, Esq. of Olshan Grundman Frome Rosenzweig & Wolosky LLP and any other persons designated by either of them or by Marathon Partners, acting singly or in any combination, to conduct the inspection and copying herein requested.  Pursuant to Section 220 of the DGCL, you are required to respond to this demand and make available the requested materials within five days of the date hereof.  Accordingly, please advise Mr. Wolosky, at (212) 451-2333 or Mr. Freedman at (212) 451-2250, as promptly as practicable within the requisite timeframe, when the items requested above will be made available to Marathon Partners.  If the Company contends that this demand is incomplete or is otherwise deficient in any respect, please notify Marathon Partners immediately in writing, with a copy to Mr. Wolosky, facsimile (212) 451-2222, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Marathon Partners will assume that the Company agrees that this demand complies in all respects with the requirements of the DGCL.  Marathon Partners reserves the right to withdraw or modify this demand at any time.

Very truly yours,

MARATHON PARTNERS L.P.

By: Cibelli Capital Management, L.L.C. Its: General Partner

By:	/s/ Mario Cibelli
Name:	Mario Cibelli
Title:	Managing Member

Exhibit A

State of New York            )
                                            ) ss:
County of New York        )

Mario Cibelli, being sworn, states under oath: I executed the foregoing letter, and the information and facts stated therein regarding Marathon Partners L.P.’s status as a beneficial owner of Dover Motorsports, Inc. and the purpose of this demand for inspection are true and correct.  The customer account statement from Jefferies & Company, Inc. evidencing such beneficial ownership attached to the foregoing letter as Exhibit A is a true and correct copy.  Such inspection is reasonably related to Marathon Partners L.P.’s interest as a stockholder and is not desired for a purpose which is in the interest of a business or object other than the business of Dover Motorsports, Inc.

/s/ Mario Cibelli
Mario Cibelli

Subscribed and sworn to before me this ____ day of October, 2010.

Notary Public

My commission expires:_____________________